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                                                               Exhibit 3


                                                        [LOGO] InCentive Capital


Media Release

Tender offer for InCentive Capital AG in connection with the combination of Smith & Nephew, plc and Centerpulse AG

InCentive Capital AG posts consolidated gain of CHF 178.4 million in 2002

Tender offer for InCentive Capital AG

Zug/Switzerland, 20 March 2003 / Smith & Nephew plc, London, announced today that it has entered into separate agreements with Incentive Capital AG and its major shareholders to launch a tender offer for all outstanding shares of InCentive Capital AG, Zug. Smith & Nephew has also launched a tender offer for all outstanding shares of Centerpulse. The InCentive offer price will be the equivalent of the adjusted net asset value per InCentive share on the last day of the tender offer period. The shares will be exchanged partially in cash and partially in Smith & Nephew shares. The parallel offers are, inter alia, conditional on Smith & Nephew owning more than 80% of the InCentive Capital shares and more than 75% of Centerpulse shares at the end of the offering period and on approvals of the relevant resolutions by the shareholders of Smith & Nephew at their shareholder meeting. The boards of InCentive Capital and Centerpulse support the offer by Smith & Nephew and recommend to shareholders to tender their shares. The enclosed pre-announcements provide further details on the parallel tender offers of Smith & Nephew for Center-pulse and InCentive.

Commenting on the offer Rene Braginsky, CEO and delegate of the board of InCentive Capital, said: "The combination of Smith & Nephew and our core holding Centerpulse will form a leading player in the global orthopaedics market. The two companies complement each other well in terms of geographic markets and product portfolio. We can also already see potential for additional operational synergies." InCentive supported Centerpulse in the pursuit of leading position in its global marketplace.

With the completion of this transaction InCentive Capital will cease its previous business activities. This follows the successful development of the Company over many years. The board of InCentive Capital will support the offer regardless of this fact, because the offer gives all shareholders the opportunity to sell their shares for the equivalent of their net asset value.

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                                                        [LOGO] InCentive Capital

Year end results 2002

In 2002, InCentive Capital AG has increased its net asset value (NAV) by 34 per cent to CHF 700.7 million. The consolidated gain for the year 2002 was CHF 178.4 million. The positive result mirrors the positive development of Centerpulse. InCentive Capital holds a 19% stake in Centerpulse.

As of March 14, 2003 the NAV of InCentive Capital has increased by approximately 5% to CHF 739.3 million since the beginning of 2003.


InCentive Capital AG is an investment company based in Zug/Switzerland. Its roots go back to InCentive Investment AG, which was founded in 1985 and merged with India Investment AG in 2000. InCentive Capital is listed on the SWX Swiss Exchange (stock exchange ticker: INC SW). InCentive Capital and its subsidiaries acquire stakes in Swiss or foreign public or private companies. Its primary purpose is to catalyse change in companies which are in the opinion of InCentive Capital undervalued or which have strategic potential, primarily through M&A transactions, restructuring and participation in industry consolidation. Since its inception in 1985, the InCentive Group has realized an average annual investment return of approx. 23%.


Additional Information:
Dr. Raoul Bloch                              Phone:  +41-1-205-93-00
InCentive Asset Management AG                Fax:    +41-1-205-93-05
Todistrasse 36                               mail@incentiveasset.ch
CH-8002 Zurich                               www.incentivecapital.ch